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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH. D.C.
186

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CLARK DODGE & CO., INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO GANNETT DRIVE, SUITE 2-410
(No. and Street)

WHITE PLAINS	New York	10604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH DIMAURO (914) 694-6390
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street Suite 1632	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joseph DiMauro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Clark Dodge & Co., Inc (Company), as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph DiMauro, Chief Executive Officer

Sworn and subscribed to before me this 23 day of FEBRUARY, 2012.

This report contains (check all applicable boxes):

			Page
		Independent Certified Public Accountants' Report.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 8
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	9
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report.	10
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	11 - 12

LEE LA MONICA
Notary Public, State of New York
No. 01LA4792346
Qualified in Westchester County
Commission Expires 4/30/15

CLARK DODGE & CO., INC.

(SEC I.D. No. 8-40292)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2011
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL



Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Clark Dodge & Co., Inc.

We have audited the accompanying balance sheet of Clark Dodge & Co., Inc. as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clark Dodge & Co., Inc. at December 31, 2011, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has had recurring net operating losses and this condition could raise doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 25, 2012

CLARK DODGE & CO., INC.
BALANCE SHEET
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	389,747
Due from clearing broker		92,772
Due from employees		169,090
Prepaid expenses		28,271
Other receivable		62,513
Securities at market		1,488
Deposit with clearing firm		50,000
Property and equipment, net of depreciation of $196,849		67,534
Security deposit		10,619
Total Assets	$	872,034

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	241,629
Due to officer		6,900
Taxes payable		2,055
Total Liabilities		250,584
Contingencies		-
Stockholder's Equity:		
Common stock		
100 shares authorized and outstanding; $5 par value		500
Additional paid-in capital		2,768,085
Accumulated (deficit)		(2,147,135)
Total Stockholder's Equity		621,450
Total Liabilities and Stockholder's Equity	$	872,034

See independent auditors' report and notes to financial statements.

CLARK DODGE & CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:		
Commissions	$	3,747,541
Clearing rebates		295,815
Management fees		140,994
Annuities and life insurance		2,762
Income - mutual funds		108,302
Investment banking fees		100,250
Other income		107,947
Loss on securities		(41,650)
Total Revenue		4,461,961
Costs and Expenses:		
Commissions		3,061,869
Clearing and execution charges		242,717
Office salaries		238,489
Payroll taxes and employee benefits		115,807
Occupancy costs		183,697
Regulatory and license fees		70,480
Insurance		83,941
Officer salary		59,167
Office and supplies		107,400
Professional and consulting fees		130,516
Advertising and promotion		19,783
Repairs - equipment and other		19,497
Telephone		46,640
Depreciation		29,445
Data services		16,958
Travel and entertainment		6,042
Taxes		1,589
SIPC fee		9,813
Total Costs and Expenses		4,443,850
Net Operating Income		18,111
Other Income (Expense)		
Interest and money market dividends		488
FINRA assessment fee		(100,000)
Net (Loss)	$	(81,401)

See independent auditors' report and accompanying notes to the financial statements.

CLARK DODGE & CO., INC.
STATEMENTS OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows Used In Activities:		
Net (loss)	$	(81,401)
Adjustment to reconcile net loss to net cash provided by operating activities:		
Depreciation		29,445
Changes in operating assets and liabilities		
(Increase) in due from employees		(7,399)
Decrease in prepaid expenses		5,560
Decrease in securities at market		3,816
Decrease in other receivable		3,798
Decrease in due from affiliate		109,700
Decrease in due from clearing broker		75,771
(Decrease) in accounts payable and accrued expenses		(85,012)
Increase in due from officer		6,900
(Decrease) in taxes payable		(300)
Net Cash Provided by Operating Activities		60,878
Cash Flows Used In Investing Activities:		
Equipment purchased		(24,446)
Net Cash (Used) by Investing Activities		(24,446)
Cash Flows From Financing Activities		
Capital contributions		100,000
Net Cash Provided by Financing Activities		100,000
Net Increase In Cash		136,432
Cash and cash equivalents, January 1, 2011		253,315
Cash and cash equivalents, December 31, 2011	$	389,747

See independent auditors' report and accompanying notes to the financial statements.

CLARK DODGE & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Accumulated (deficit)	Total Stockholder's Equity
Balances, January 1, 2011	100	$ 500	$ 2,668,085	$ (2,065,734)	$ 602,851
Capital contributions			100,000		100,000
Net (loss) for the year				(81,401)	(81,401)
Balances, December 31, 2011	100	$ 500	$ 2,768,085	$ (2,147,135)	$ 621,450

See independent auditors' report and accompanying notes to the financial statements.

CLARK DODGE & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

1. ORGANIZATION AND NATURE OF BUSINESS

Clark Dodge & Co., Inc. (Company) was incorporated in Florida on November 16, 1986 for the purpose of acting as a broker-dealer in securities transactions. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including options, all of which are risk-less principal and agency transactions.

The Company clears all of its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and RBC Dain Rauscher, Inc. (Dain), securities transactions of the Company are cleared through Dain and the customers of the Company are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, is carried by Dain.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

The Company earns its revenues from commissions for agency transactions and for risk-less principal transactions; income is earned from mark-ups and mark downs. The transactions are recorded on a settlement date, which is not materially different than recording transactions on a trade date.

Receivable from Clearing Broker

Receivable from clearing broker consists of money due from the Company's clearing firm, Dain, for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2011.

Clearing Deposit

The Company is required and maintains a separate clearing deposit account at RBC Dain with a cash balance of $50,000.

Furniture and Fixtures

Furniture and fixtures are carried at cost. Depreciation is provided using accelerated methods over their estimated useful lives of five and seven years.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2011, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Income Taxes
The Company has not accrued any federal or state income tax benefits as a result of a loss carry-forward of approximately $1,957,510, but because there is uncertainty as to their realization. The Company has provided for Franchise fees based on a computation other than income.

Investment in Securities
Investment securities are valued at market value. The resulting difference between market value and cost is included in income.

The Company participated in various investment banking transactions and received share in that company as partial compensation. The shares are presented at fair value which was estimated by RBC Dain. These shares have little or no liquidity at the date of this report.

3. DUE FROM EMPLOYEES

The Company has receivables from registered representatives of $161,090, mainly as a result of loans given at the time of initial employment. Each contract has stipulations for the satisfaction of the loan based either on performance or time employed at the Company. Former employees who have violated the terms of the contract which contain a confession of judgment owe the Company $106,455. The Company has retained an attorney to bring suit against these representatives to recoup this amount due to the Company on the other nonperformance contractual obligations. Management feels confident in its collection process.

4. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities, including agency and risk-less principal transactions through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligations.

5. OTHER EXPENSE – FINRA ASSESSMENT

On or about April 1, 2008. Clark Dodge changed management and put in place new management, which has continued to the present time. For a time period prior to that, FINRA found the firm to have had various financial reporting and compliance program deficiencies. Current management accepted and consented to a settlement on behalf of the firm without admitting to any of FINRA's findings.

6. DUE FROM AFFILIATE

The Company is a member of a controlled group owned by the sole shareholder of Clark Dodge & Co., Inc. and this shareholder has individual interests as follows:

Clark Dodge Asset Management, LLC Ownership = 100%

The receivable from Clark Dodge Asset Management, LLC was incurred in the normal course of business and consists mainly of funds advanced in behalf of these affiliates. The affiliates are not broker/dealers and the receivable is expected to be collected by the March 31, 2012.

7. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $281,930, which was $265,216 in excess of the amount required by the SEC. The Company's percent of aggregate indebtedness to net capital was 88.88%.

8. GOING CONCERN

The Company, although having shown losses in the current year and in past years does have the resources of its' sole shareholder at it disposal and does have the capacity to infuse additional capital when required. The capital resources that are needed to accomplish the Company's business plan has been provided by its only shareholder and the sole shareholder has assured the Company of his intent to contribute sufficient amounts of capital to fund the Company until such time as it is able to sustain itself.

The Company has reorganized its business plan and changed the managing officers. The Company is now earning revenues as a "registered investment advisor" and has added deferred annuities, life insurance, investment management and options to its product lines.

9. FAIR VALUE

The Company's financial instruments approximate fair value.

10. LEASE COMMITMENTS

The Company currently rents office space at a White Plains office subject to the term of a lease commencing September 1, 2008 and terminating October 31, 2013 at an annual rent of $ 11,772. The landlord granted a one time rebate of $11,621 per the lease. The Company also billed Clark Dodge Asset Management, LLC (affiliated company) $1,000 per month for 2012 for a year to year sublease agreement. The master lease provides for annual increases which will bring the monthly rent to $11,500 in 2013. The Company also maintains a branch office at 1205 Franklin Avenue, Garden City, NY and rents office space commencing August 1, 2008 and terminating September 30, 2014 at an annual rent of approximately $5,522 per month with annual increases which will bring the monthly rent to $6,212 in 2014.

CLARK DODGE & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL:		
Total stockholder's equity		$ 621,450
Deductions and/or charges:		
Non-allowable assets:		
Due from employees	$ (169,090)	
Office equipment-net	(67,534)	
Other receivable	(62,513)	
Securities - non allowable	(1,488)	
Prepaid expenses	(28,271)	
Security deposit	(10,619)	(339,515)
Net capital before haircuts on securities positions		281,935
Haircuts on securities positions		(5)
Undue concentration		-
Net Capital		$ 281,930
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses		$ 250,584
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 16,714
Minimum net capital required		$ 5,000
Excess net capital		$ 265,216
Net capital less greater of 10% of total AI or 120% of minimum net capital		$ 256,872
Percent of aggregate indebtedness to net capital		88.88%

The above computation does not differ materially from the December 31, 2011 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.



Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Clark Dodge & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by Clark Dodge & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Clark Dodge & Co., Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The management of Clark Dodge & Co., Inc. is responsible for Clark Dodge & Co., Inc. and it's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the period from January 1, 2011 to year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any underpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T Certified Public Accountants, PLLC

February 25, 2012



Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Clark Dodge & Co., Inc.

In planning and performing our audit of the financial statements and supplementary information of Clark Dodge & Co., Inc. (the "Company") for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 25, 2012